SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

FINAL AMENDMENT

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.
(Name of Issuer)

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.
 (Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Craig Krawiec
Arden Sage Multi-Strategy Fund, L.L.C.
c/o Arden Asset Management LLC
375 Park Avenue
32nd Floor
New York, New York 10152
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9522

September 28, 2012
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:  $33,000,000.00 (a)       Amount of Filing Fee: $3,781.80 (b)

1.	Calculated as the aggregate maximum purchase price for Units.

2.	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

❒
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ___________________________

Form or Registration No.:  ___________________________

Filing Party:  ______________________________________

Date Filed:  ________________________________________

❒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

❒	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

❒	going-private transaction subject to Rule 13e-3.

❒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on September 28, 2012 by Arden Sage Multi-Strategy Fund, L.L.C. (the "Fund") in connection with an offer by the Fund to purchase up to $33,000,000 of units of interests in the Fund ("Units") as of December 31, 2012, on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 28, 2012.

This is the final amendment to the Statement and is being filed to report the results of the Offer.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.           The Offer expired at 12:00 midnight, Eastern Time, on October 26, 2012.

2.           $11,019,201.50 of Units were tendered prior to the expiration of the Offer and accepted for repurchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARDEN SAGE MULTI-STRATEGY FUND, L.L.C.

    By: /s/ Craig Krawiec
      Name: Craig Krawiec
      Title: Principal Manager
March 7, 2013

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